May 19, 2009

VIA EDGAR

Mr. Jeffrey A. Foor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               ING Variable Portfolios, Inc. (on behalf of ING RussellTM Large Cap Index Portfolio) (File No. 333-158416)

Dear Mr. Foor:

On May 12, 2009, we provided you with our responses to the staff’s comments on the Registration Statement filed on Form N-14 on April 3, 2009, on behalf of ING RussellTM Large Cap Index Portfolio (the “Surviving Portfolio”), a series of ING Variable Portfolios, Inc. (the “Registrant”), in connection with the proposed reorganizations (each a “Reorganization”) of ING Neuberger Berman Partners Portfolio, a series of ING Partner, Inc., and ING Oppenheimer Main Street Portfolio, a series of ING Investors Trust, (each an “Disappearing Portfolio” and with the Surviving Portfolio, the “Portfolios”) with and into the Surviving Portfolio.  This letter responds to further comments on the Registration Statement that you provided to us on May 14 and 15, 2009.  Your comments and the Registrant’s responses are provided below.  In response to the comments, the Registrant has also revised the Registration Statement.  All of these revisions will be reflected in the Registration Statement which will be filed pursuant to Rule 485(b) under the Securities Act of 1933, on or about May 19, 2009 on the EDGAR system.  Unless otherwise noted, defined terms have the same meaning as in the Registration Statement.

1)              Comment: Please disclose in the section titled “Board Considerations” that in determining that each proposed Reorganization is in the best interests of the respective Disappearing Portfolio’s shareholders, the Board considered the costs of the portfolio transitioning prior to the consummation of that Reorganization.

Response: In response to this comment, one of the factors considered by the Board of each Disappearing Portfolio in recommending the respective Reorganization has been revised as follows:

“the direct or indirect costs (including transition costs) to be incurred by each Portfolio and its respective shareholders in connection with the Reorganization; and”  [Emphasis added]

2)              Comment: In a disclosure that directs variable contract owners and qualified plan participants to consult underlying product prospectus or qualified plan documents, respectively, please disclose specifically that the underlying product prospectus or qualified plan documents include fee information for the purchases, exchanges and redemption of shares.

Response: The disclosure has been revised as follows:

“The purchase and redemption of shares of each Portfolio may be made by Separate Accounts of Participating Insurance Companies and by Plan Participants in a Qualified Plan; consequently, Variable Contract owners and Plan Participants should consult the underlying product prospectus or Qualified Plan documents, respectively, with respect to purchases, exchanges, ~~and~~ redemption of shares, and related fees;” [Emphasis added]

3)              Comment: Please disclose the tax consequences of a cash distribution by each Disappearing Portfolio prior to the closing date of the respective Reorganization.

Response: The disclosure has been revised as follows:

“Prior to the Closing Date, each Disappearing Portfolio will pay to the Separate Accounts of Participating Insurance Companies and Qualified Plans that own its shares, a cash distribution consisting of any undistributed investment company taxable income and/or any undistributed realized net capital gains, including any net gains realized from any sales of assets prior to the Closing Date.  Variable Contract owners and Plan Participants are not expected to recognize any income or gains for federal income tax purposes from this cash distribution.  [Emphasis added]

4)              Comment:  In the table titled “Annual Portfolio Operating Expenses,” recoupment, if any, of each Portfolio should be included in the “Other Expenses,” instead of being included in “Waivers, Reimbursement, and Recoupment.”

Response: There is no recoupment amount for the Portfolios reflected in this fee table.  The caption “Waivers, Reimbursement, and Recoupment” has been revised to state “Waivers and Reimbursement.”

5)              Comment:  Item 3(a) of N-14 requires a fee table near the front of the prospectus that conforms to the requirements of Form N-1A.  The table on page 4 does not conform to Form N-1A and the later table titled “Annual Portfolio Operating Expenses” should be moved forward.

Response:  In response to your comment, the Registrant has added to the fee table on page 4 a prominent reference to the “Annual Portfolio Operating Expenses” table found on pages 23-24.

6)              Comment:  Move the section entitled “Portfolio Performance” on pages 15-18and other sections on pages 19-21 to the pages after the table titled “Annual Portfolio Operating Expenses” on pages 22-26 pursuant to Item 3(a) of Form N-14.

Response:  In reiterating its previous response, the Registrant also notes that unlike Items 3(b) and 3(c), Item 3(a) does not mandate that the fee table be presented at a specific location or in a specific order.  Although not specifically required and without documented support, you express the view that the fee table be moved forward.  The Registrant respectfully declines to take this comment as it continues to believe that the organization of this Proxy Statement/Prospectus complies with the requirements and purpose of Form N-14.

7)              Comment: Item 3(a) of Form N-14 requires to include a fee table showing, among other things, the pro forma fees if different from the Surviving Portfolio’s current fees.  The pro forma fees and the Surviving Portfolio’s current fees are not different.

Response: The pro forma fees columns in the table titled “Annual Portfolio Operating Expenses” have been deleted in response to this comment.

8)              Comment: Please disclose in the section titled “Voting Information” that the Registrant does not impose any requirement that a minimum percentage of variable contract owners and qualified plan participants need to give instructions on how to vote their shares.

Response: The disclosure has been revised as follows in response to this comment:

“The Separate Accounts of the Participating Insurance Companies and Qualified Plans are the record owners of the shares of the Portfolios.  The Qualified Plans and Participating

Insurance Companies will vote a Disappearing Portfolio’s shares at the Special Meeting in accordance with the timely instructions received from persons entitled to give voting instructions under the Variable Contracts or Qualified Plans.  Each Disappearing Portfolio does not impose any requirement that a minimum percentage of voting instructions be received, before counting the Participating Insurance Companies and Qualified Plans as the Portfolio’s shareholders in determining whether a quorum is present.”  [Emphasis added]

9)              Comment: Please provide the required Tandy letter along with your response.

Response: The requested representation letter is attached.

10)        Comment: The Surviving Portfolio was launched on March 10, 2008 and thus has shorter track record than each of ING Neuberger Berman Partners Portfolio and ING Oppenheimer Main Street Portfolio, which commenced operations on January 3, 2006 and August 4, 1998, respectively.  In light of the accounting guidance for mutual funds and the factors set forth in the North American Security Trust, SEC No-Action Letter (Aug. 5, 1994), please explain why it is appropriate for the Surviving Portfolio to be the accounting survivor in the Reorganization.

Response: We believe that the Surviving Portfolio should be the accounting survivor in the Reorganization(s) since the combined portfolio after the Reorganization (the “Combined Portfolio”) will more closely resemble the Surviving Portfolio, compared to the Disappearing Portfolio(s).

First, we note that while the Combined Portfolio will have the same investment adviser (ING Investments, LLC), sub-adviser (ING Investment Management Co.) and portfolio manager (Vincent Costa) as the Surviving Portfolio, these investment adviser, sub-adviser and portfolio manager are different from those of each Disappearing Portfolio, respectively.  As such, the track record of each portfolio management team in managing the respective Disappearing Portfolio is irrelevant to the management of the Combined Portfolio as the Combined Portfolio will be managed by a different management team under different investment strategies and management style as discussed below.

The Surviving Portfolio’s investment strategies and management style are notably different from those of each Disappearing Portfolio, and the Surviving Portfolio’s investment strategies and style will survive in the Combined Portfolio after the Reorganization.  Each Disappearing Portfolio is an actively-managed fund and invests while the Surviving Portfolio is a passively-managed index fund.  ING Neuberger Berman Partners Portfolio invests mainly in common stocks of mid- to large-capitalization companies and ING Oppenheimer Main Street Portfolio invests mainly in equity securities of U.S. companies and although it is presently focusing on large-capitalization issuers, the Portfolio may invest in companies of different capitalization ranges.  Meanwhile, Russell™ Large Cap Index Portfolio invests in securities of large-capitalization companies included in the Russell Top 200 Index, which is an unmanaged index that measures the performance of the 200 largest companies in the Russell 1000 Index.  Each Reorganization entails a significant change in the investment style to which the shareholders of each respective Disappearing Portfolio would be exposed — instead of investing in an actively managed fund, they will be investing in a passively managed index fund after the Reorganization.  As such, the Surviving Portfolio should be the accounting survivor because, even though it is a relatively new fund, it best represents the investment strategies and style of the Combined Portfolio.

The Surviving Portfolio should also be the accounting survivor based on the comparison of the Portfolios’ expense ratios, portfolio composition and asset size.  It is expected that the pro forma gross and net expense ratios of the Combined Portfolio will be the same as those of the Surviving Portfolio.  Meanwhile, both gross and net expense ratios for all classes of the Surviving Portfolio are lower than those of each Disappearing Portfolio.  It is also expected that the Combined Portfolio’s portfolio composition will closely resemble the Surviving Portfolio’s portfolio composition.

Furthermore, compared to each Disappearing Portfolio, the Surviving Portfolio is a larger fund in terms of asset size.  As of December 31, 2008, the Surviving Portfolio had more than $1 billion in assets, while each Disappearing Portfolio had approximately $250 million in assets.

We also note that the Surviving Portfolio has not been formed to “effect a business combination,” but rather for purposes of offering a distinct mutual fund.  See Statement of Financial Accounting Standards No. 141, paragraph 19.  Each Reorganization is one of several proposed reorganizations of actively-managed funds into passively-managed index funds.  The ING family of funds has recently expanded its mutual fund offerings and made available a group of index funds.  For the reorganizations, the index funds are intended to provide current shareholders of the disappearing funds with investment options that have a greater potential for long-term viability.  The Disappearing Portfolios were available as investment options for variable contracts issued by ING-affiliated participating insurance companies, but effective May 1, 2009, are no longer available as investment options under certain variable contracts.  The participating insurance companies that issued the variable contracts bear the investment risk for guarantees and benefits under those variable contracts and related riders.  Those participating insurance companies have informed the investment advisers to the ING funds and the Boards of the ING funds that they are seeking funds for their variable contract platform that could help reduce their potential investment risk or make it easier for them to hedge their investment risk.  In this context and in light of recent market conditions, the participating insurance companies removed certain actively-managed funds, including the Disappearing Portfolios, as investment options for certain variable contracts in the insurers’ product menu.  As a result, those funds have lost important sources of asset inflows, which is detrimental to their long-term viability.  In the meantime, the participating insurance companies have added the new passively-managed index funds, including Russell™ Large Cap Index Portfolio, to their product menu.  The investment advisers to the ING funds believe and recommended the reorganizations on the basis that each index fund, including Russell™ Large Cap Index Portfolio, will be a prominent offering on the variable contract platform in the future and that each reorganization would help provide investors with a surviving fund with comparable risk/return characteristics at lower expenses and greater prospects for long-term viability.

For the reasons noted above, we believe that the Surviving Portfolio should be the accounting survivor in the Reorganization(s).

*                                         *                                         *

We hope you find our changes to these materials to be responsive.  If you have any additional questions, please do not hesitate to contact the undersigned at 202.261.3496 or Jutta M. Frankfurter at 202.261.3484.

Sincerely,

/s/ Hoang T. Pham
Hoang T. Pham

Attachments

cc:	Huey P. Falgout, Jr.
Counsel
ING U.S. Legal Services

Christopher C. Okoroegbe
Counsel
ING U.S. Legal Services

Jeffrey S. Puretz
Partner
Dechert LLP

[ING FUNDS LOGO]

May 19, 2009

VIA EDGAR

Mr. Jeffrey A. Foor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:                              ING Variable Portfolios, Inc. (on behalf of ING RussellTM Large Cap Index Portfolio) (File No. 333-158416)

Dear Mr. Foor:

In connection with a response being made on behalf of the Registrant to comments provided by you with respect to the Registration Statement filed on Form N-14 on behalf of ING RussellTM Large Cap Index Portfolio on April 3, 2009 (the “Registration Statement”), the Registrant hereby acknowledges that:

•                  the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•                  comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement;

•                  should the SEC or the SEC staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the SEC from taking any action with respect to the Registration Statement; and

•                  the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your request.  Please do not hesitate to contact me at 480.477.2666, if you have any questions concerning the foregoing.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Counsel
ING U.S. Legal Services

cc:	Jeffrey S. Puretz
Dechert LLP